SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

______

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

June 18, 2018

VIA EDGAR

Re:	BrightView Holdings, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-225277

Anne Nguyen Parker, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of BrightView Holdings, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Amendment No. 2 has been updated to include information about the expected size and price range of the proposed offering and related matters.

To assist the Staff’s review of Amendment No. 2, we will send blacklined copies of Amendment No. 2 against Amendment No. 1 to the Registration Statement, which was filed on June 11, 2018.

Please do not hesitate to call me at (212) 455-2948 with any questions or comments regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Effie Simpson
Theresa Brillant
Julia Griffith
J. Nolan McWilliams

BrightView Holdings, Inc.
Andrew V. Masterman
Jonathan M. Gottsegen

Davis Polk & Wardwell LLP
Byron B. Rooney Joseph A. Hall